EXHIBIT 21

LABARGE, INC.
SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation	Federal Tax I.D.

LaBarge Electronics, Inc.	Missouri	43-1744941
LaBarge/STC, Inc.	Texas	76-0499843
LaBarge Acquisition Company, Inc.	Missouri	26-3749784